Mail Stop 4561

April 11, 2008

By U.S. Mail and facsimile to: (212) 225-3999

Mr. Timothy J. Mayopoulos, Esq.
Executive Vice President and General Counsel
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

Re: Bank of America Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed March 27, 2008
File Number 333-149204

Bank of America Corporation
Form 10-K for December 31, 2007, filed February 28, 2008
Schedule 14A filed March 19, 2008
File Number 001-06523

Dear Mr. Mayopoulos:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments on the Registration Statement

1. In your response to prior comment 3, you indicated that Bank of America does

not believe that the decision as to how the outstanding obligations of Countrywide will be backed by Bank of America is material to a voting or investment decision by the shareholders of Countrywide. The staff is not able to agree with this analysis, as it appears that the decision to guarantee or assume the outstanding debt of Countrywide would materially affect the financial health of Bank of America and therefore could be material to a voting decision in which the result of the transaction would be the exchange of Countrywide shares for shares of Bank of America. Therefore, please provide the information requested by prior comment 3, or provide analysis as to how the decision to assume or guarantee the debt of Countrywide is not material to Bank of America or its shareholders.

Risk Factors, page 18

2. We note your response to our former comment 6; please consider adding disclosure relating to the current FBI investigation into securities fraud at Countrywide (as first reported in the Wall Street Journal on March 8, 2008) and any foreseeable impact it may have on the merger.

Countrywide's Reasons for the Merger: Recommendation of the Countrywide Board of Directors, page 27

3. Revise this section to specifically note that some of the analysis performed by Countrywide's financial advisors did not support the overall fairness determination and state whether the board considered this factor in arriving at its recommendation.

Opinions of Countrywide's Financial Advisors, page 32

4. The disclosure added in response to prior comment 14 does not clearly indicate that the amounts disclosed represent all compensation paid to the financial advisors or merely the fees paid for the described services. Please clarify that the amounts represent all compensation paid to each of the financial service providers, rather than the amounts paid for certain types of services.

Exhibit 5; Legality Opinion

5. Please revise the last paragraph of your legality opinion; you can limit your opinion as to scope but not person.

6. We note that you disclaim your obligation to update your opinion; accordingly, please represent to staff that you intend to file this opinion immediately prior to

effectiveness or give your opinion as of the date of effectiveness rather than the "date hereof."

Bank of America Schedule 14A Definitive Proxy Statement filed March 19, 2008

Management's Discussion and Analysis

Off- and On-Balance Sheet Arrangements

Corporation-Sponsored Multi-Seller Conduits, page 36

7.   We note that you administer three multi-seller conduits to which you provide liquidity, standby letters of credit or similar loss protection commitments. Please tell us and revise future filings to provide detailed disclosures regarding your obligations under these liquidity facilities. Consider providing the following in your revised disclosures:

- Whether your obligation is to purchase commercial paper, provide capital commitments or to purchase assets from the conduits;
- Whether there are triggers associated with your obligations to fund; and
- Whether there are any terms that would limit your obligation to perform.

Municipal Bond Trusts and Corporate SPEs, page 37

8.   We note your disclosure regarding liquidity support provided to other corporate conduits. It indicates that in the event that you are unable to remarket the conduit's commercial paper such that it no longer qualifies as a QSPE, you would consolidate the conduit. Please confirm that the reason the QSPE status could be invalidated is due to the requirement in paragraph 36 of SFAS 140. Additionally, in light of your obligation to purchase assets from the vehicles if the assets or insurers are downgraded, please tell us how you concluded that the SPE met the criteria to qualify as a QSPE.

Collateralized Debt Obligation Vehicles, page 37

9.   We note you provided $12.3 billion of liquidity support to CDO vehicles during 2007, of which $9.1 billion was provided to unconsolidated CDOs. Please tell us how you determined that you were not the primary beneficiary of these vehicles in light of the liquidity support provided. Address the following in your response:

- Tell us whether you considered the written put options and other liquidity agreements to be variable interests at the inception of the CDO transactions, and if so, how those variable interests impacted the primary beneficiary calculation at inception and at each reconsideration event;

- Clarify whether you performed a quantitative or qualitative analysis to determine whether you were the primary beneficiary of these CDO vehicles at inception and at each reconsideration event;

- Explain whether you consider the purchase of commercial paper from the vehicles to be reconsideration events under paragraph 15 of FIN 46(R) and clarify whether your conclusion is different for commercial paper purchased pursuant to written put options, other liquidity agreements, or non-contractually required purchases;

- Clarify whether the commercial paper purchases during the second half of 2007 were in all cases made pursuant to the terms of the liquidity puts, or whether certain purchases were made in advance of any specific obligation to purchase the commercial paper; and

- Clarify the terms of the written put options, including how "severe disruption in the short-term funding market" is defined. Explain whether it is solely based on whether the CDO can issue commercial paper at prices below the contractual yield specified in your liquidity obligations.

10.   We note that you consolidated a CDO vehicle to which you provided liquidity support of $3.2 billion as of December 31, 2007. Please explain whether this CDO was newly-created during 2007 or whether it was an existing CDO for which you became the primary beneficiary during 2007. If the latter, please describe the events that resulted in the change in primary beneficiary determination and explain how your consolidation analysis resulted in a different conclusion for this CDO compared to the other unconsolidated CDOs to which you provided liquidity support.

Asset Acquisition Conduits, page 38

11.   Please describe the types of derivative contracts utilized in conjunction with the asset acquisition conduits that you administer on behalf of your customers. Consider providing this disclosure in future filings to the extent material.

Management of Consumer Credit Risk Concentrations
Consumer Credit Portfolio – Residential Mortgage, page 46

12.   We note your disclosure concerning your concentrations of credit risk in certain states (e.g. California, Florida) with respect to your consumer loan portfolio. In

light of the significant deterioration in the housing markets in certain geographical areas, please consider disclosing the delinquency statistics (e.g. charge-offs, nonperforming, accruing past due 90 days) related to your residential mortgage and home equity loan portfolios in these states in your future filings. Consider providing this information in a tabular format similar to Table 13.

Notes to Consolidated Financial Statements

Note 4 – Derivatives, page 104

13.   In the table on page 105 we note your disclosure regarding your exposure to credit derivatives, and specifically the 103% increase in notional amount of credit derivatives from $1.5 trillion at December 31, 2006 to $3.0 trillion at December 31, 2007. To the extent material and applicable, please consider revising your future filings to address the following types of disclosures regarding your credit derivatives either here or in your MD&A:

a.   Quantify the extent to which the positions held in your credit derivatives portfolio represent a purchase of credit default protection versus a sale of credit default protection, as well as the types of instruments used (e.g., total return swaps, credit default swaps, or other credit derivatives). Within these two categories of protection sold and purchased, please separately quantify the extent to which the derivative activity was for the following purposes:

- Provide default risk protection to offset credit exposure to your holdings of the related reference entity's debt in your loan portfolio, investment portfolio or loan commitments outstanding;
- Create new credit risk positions for your own trading purposes;
- Create new credit exposures taken for the benefit of your clients; and
- Provide an offset to credit exposure taken for the benefit of clients.

b.   Separately quantify the gross realized gains and losses from your credit derivative activity.

c.   Consider discussing the settlement triggers that are typical to the swap contracts in your credit derivatives portfolio. To the extent that the nature of the triggers varies within your portfolio, discuss that fact accordingly.

d.   Discuss the overall strategies you employ in your credit derivatives portfolio as well as any changes in those strategies during the periods presented.

e.   Discuss any trends experienced within the portfolio both in terms of positions held and realized gains and losses. Specifically disclose the reasons for the significant increases in the notional amounts as well as the reasons for the changes in the credit risk of the derivatives. Discuss any expected changes to those trends.

f. Discuss the types of counterparties (e.g. broker-dealers, other financial institutions, non-financial institutions, and insurance and financial guaranty firms) to your credit derivatives, and consider quantifying the notional amount of credit derivatives by type of counterparty, separated based on whether you purchased protection from the counterparty or sold protection to the counterparty.

g. Discuss, in general terms, the potential impact to you should one of the counterparties to the credit derivatives contract experience a downgrade in their credit rating.

Director Compensation, page 11

14. In future filings, please present the value of the equity awards made to directors based upon the amounts expensed on the awards during the fiscal year. Please refer to Item 402(k)(iii) and the accompanying instructions.

15. In future filings, please refrain from adding columns to the Director Compensation Table or otherwise changing the format of the table. Instead, if you believe that investors might benefit from more explanation as to the results reported in the table, please present the information in the footnotes or in an accompanying narrative discussion.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Angela Connell at (202) 551-3426 or John P. Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

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John C. Murphy, Jr., Esq.
Paul J. Shim, Esq.
Cleary Gottlieb Steen & Hamilton LLP
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